SIDLEY AUSTIN LLP	BEIJING	LOS ANGELES
787 SEVENTH AVENUE	BRUSSELS	NEW YORK
NEW YORK, NY 10019	CHICAGO	SAN FRANCISCO
(212) 839 5300	DALLAS	SHANGHAI
(212) 839 5599 FAX	FRANKFURT	SINGAPORE
	GENEVA	SYDNEY
	HONG KONG	TOKYO
	LONDON	WASHINGTON, D.C.

jcummins@sidley.com
(212) 839-5374	FOUNDED 1866

June 24, 2009

VIA ELECTRONIC FILING

Mr. Tom Kluck

Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Re:	PennyMac Mortgage Investment Trust
Registration Statement on Form S-11
File No. 333-159460

Dear Mr. Kluck:

On behalf of PennyMac Mortgage Investment Trust, a Maryland real estate investment trust (“PennyMac” or the “Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-159460) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2009.

This letter responds to the comments of the staff of the Division of Corporation Finance received by letter, dated June 19, 2009, relating to the Registration Statement.

We have discussed the staff’s comments with representatives of the Company.  Your numbered comments are set forth below in italics, with our response immediately following.  Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).

General

1.                                       Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Response:  Except for the Company logo already included in the Registration Statement, the Company does not presently intend to include any artwork or graphics in the Prospectus.

2.                                       Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Response:  Reference is made to our discussions with the staff on June 23, 2009. The Company and the underwriters have advised us that they do not presently intend to use any sales materials in connection with the proposed offering subsequent to the effective date of the Registration Statement.  The Company has also undertaken that if any sales materials are to be used in connection with the offering of any shares registered under the Registration Statement subsequent to the effective date thereof, it will comply with the requirements of the staff’s comment.

3.                                       To the extent applicable, please disclose any promoters pursuant to Item 11(d) of Form S-11.

Response:  The disclosure has been revised on page 11 under “Prospectus Summary—Our Organizational Structure” to indicate that PNMAC Capital Management, LLC, the Company’s manager (“PCM”), may be deemed to be the Company’s promoter with respect to the offering.

4.                                       We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. See Securities Act Release 33-6900.

Response: The Company notes that Industry Guide 5 (“Guide 5”) is tailored for registration statements relating to interests in real estate limited partnerships and that the Company is a Maryland real estate investment trust that is organized to be taxed as a real estate investment trust (“REIT”).  The Company believes that certain of the Guide 5 disclosure is not applicable to REITs such as the Company.  As a result, the Company has endeavored to provide the disclosures described in Guide 5 to the extent that it believes that Guide 5 is applicable, appropriate, and would be helpful to potential investors.  The Company believes that it has met the standard articulated in Limited Partnership Reorganizations and Public Offerings of Limited Partnership

Interests, Release No. 33-6900 (June 17, 1991) by providing “clear, comprehensible and complete information regarding the issuer, security, offering transaction and the risks of the investments.”

The requirements of the following sections of Guide 5 are contained in the Prospectus:

Guide 5 Section	Disclosure in Prospectus
Cover Page	See, Cover Page.

Summary of the Partnership and Use of Proceeds	See, Prospectus Summary beginning on page 1; Use of Proceeds on page 74; and Distribution Policy beginning on page 75.

Compensation and Fees to the General Partners and Affiliates	See, Our Manager and the Management Agreement—Management Fees and Incentive Compensation beginning on page 119.

Conflicts of Interest	See, Business—Conflicts of Interest beginning on page 103.

Fiduciary Responsibility of the General Partner	See, Our Manager and the Management Agreement—Management Agreement beginning on page 115.

Risk Factors	See, Risk Factors beginning on page 23.

Prior Performance of the General Partner and Affiliates	See, Business—Historical Performance beginning on page 101.

Management	See, Management beginning on page 122.

Investment Objectives and Policies

See, Business—Our Company beginning on page 88; —Our Investment Strategy beginning on page 92; —Targeted Asset Classes beginning on page 94; —PennyMac’s Customized Operating Platform beginning on page 96; —Our Financing and Hedging Strategy beginning on page 99; —Investment Policies beginning on page 100; —Policies with Respect to Certain Other Activities beginning on page 101; and —Operating and Regulatory Structure beginning on page 106.

Federal Taxes	See, U.S. Federal Income Tax Considerations beginning on page 148.

Summary of Partnership Agreement	See, Description of Shares of Beneficial Interest beginning on page 132; and Certain Provisions of Maryland Law and of Our

Declaration of Trust and Bylaws beginning on page 137.

The Offering — Description of the Units	See, Description of Shares of Beneficial Interest beginning on page 132.

Plan of Distribution	See, Underwriting beginning on page 170.

As indicated above, Guide 5 is tailored for registration statements relating to interests in real estate limited partnerships.  The Company believes that certain of the disclosures required by the prior performance tables (“Prior Performance Tables”) contained in Guide 5 are not applicable to entities such as PCM and the two private fund vehicles for which PCM serves as investment manager (collectively, the “PennyMac funds”).  Accordingly, the disclosure contained in the Prospectus under Business—Historical Performance has been prepared in a way that the Company believes meets the intent of Item 8 of Guide 5 without being confusing or misleading to investors.

The Company believes that the disclosure meets the intent of the Prior Performance Tables.  Specifically, Prior Performance Tables I and II require information with respect to the sponsor’s experience in raising and investing funds, as well as information with respect to the compensation paid to the sponsor.  In that regard, PCM Table I provides information regarding aggregate capital commitments raised, average invested capital, amounts paid to PCM and its affiliates, offering and organizational costs, income generated from operations, net realized (loss) gain on investments, income generated from operations and net realized (loss) gain, investment advisory fees paid by the PennyMac funds and leverage since the commencement of their operations.  With regard to the operating results required by Prior Performance Table III, the Company provides aggregate summary financial information as of and through both December 31, 2008 and May 31, 2009 in PCM Table II.  The Company believes that these tables provide the information that is either required by or analogous to information required by the Prior Performance Tables.  With respect to the information provided by the Company in PCM Tables I and II, the Company advises the staff that PCM does not have a “public track record” within the meaning of Guide 5.

The Company further advises the staff that PCM and the PennyMac funds do not have a “completed” program, and therefore none of the information required by Table IV is applicable.  In addition, the Company believes that none of the information required by Tables V and VI is applicable because such tables relate to sales or disposals of real property and the acquisition of real property, respectively, and the PennyMac funds have not purchased or sold any real properties.  Rather, the PennyMac funds invest primarily in residential mortgage loans and related assets.  Further, the Company believes the information required by Tables V and VI is relevant only in the “static pool” context—discrete unique assets that are purchased, held and liquidated in connection with the winding down and “completion” of the program.  The PennyMac funds are not “static pools”.

5.                                       We note that you intend to operate your business in a manner that will permit you to maintain your exemption from registration under the 1940 Act. Please note that we will refer your response to the Division of Investment Management for further review.

Response:  The Company notes the staff’s comment.

6.                                       We note that certain of your executive officers and affiliates have agreed to purchase shares in you in a concurrent private placement for an aggregate investment equal to 5% of your outstanding common shares after giving effect to the shares issued in this public offering, excluding shares that may be sold pursuant to the underwriters’ overallotment option. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Response:  We believe that, in accordance with Rule 152 under the Securities Act and the interpretive guidance provided by the Commission in Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828 (Aug. 3, 2007) (the “Release”), the concurrent private offering (the “Concurrent Offering”) to certain of the Company’s executive officers, an affiliate of BlackRock, Inc. (“BlackRock”), Highfields Capital Investments LLC (“Highfields”) and Private National Mortgage Acceptance Company, LLC (“PNMAC”), as described in the Prospectus, should not be integrated with the public offering that is the subject of the Registration Statement.  In the Release, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement.  The Release further provides that:

the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption . . . should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.  This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” . . . or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company . . . , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption . . . and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.

The interpretive guidance of the Release was recently confirmed by the staff in the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections (last updated April 24, 2009), Question 139.25 (“CDI”).  In the CDI, the staff indicated that in the specific situation of concurrent public and private offerings, only the guidance set forth in the Release applies.

We believe that Section 4(2) of the Securities Act is clearly available in the current circumstances.  The common shares to be sold in the Concurrent Offering will not be offered or sold through means of a general solicitation, whether in the form of the Registration Statement or otherwise.  The Company has a substantive, pre-existing relationship with each of the proposed investors in the Concurrent Offering.  Specifically, PNMAC is the sponsor of the Company, each of BlackRock and Highfields owns an approximate 37% interest in PNMAC and assisted with its formation in January 2008 and each executive officer who participates in the Concurrent Offering is an executive officer of the Company and its affiliates.  It is through the Company’s substantive, pre-existing relationship with each investor in the Concurrent Offering and not the Registration Statement that such investor became interested in participating in the Concurrent Offering.

As a result of the foregoing, based upon the interpretive guidance provided in the Release, the Concurrent Offering is exempt from Section 4(2) of the Securities Act and should not be integrated with the public offering that is the subject of the Registration Statement.

7.                                       You do not appear to have provided all the information required by Item 25 of Form S-11. Please advise or revise.

Response:  The required disclosure has been added to page 103 under “Business—Conflicts of Interest” in response to the staff’s comment.

8.                                       We note that one of the main objectives of the company’s business plan is to participate in investment opportunities through the Legacy Loans Program. Please discuss the current status of this program and the FDIC’s plans to implement it. Please revise your disclosure throughout the prospectus to discuss how any changes to the Legacy Loans Program affect your plan of operation.

Response:  In light of the announcements concerning the Legacy Loans Program, the Company has reconsidered the role that the Legacy Loans Program will likely have in its current market opportunities, investment strategies and financing strategies as currently contemplated.  The Prospectus has been revised throughout to reflect the Company’s current view on the role that the Legacy Loans Program will have in these strategies, as well as to update the description of the Legacy Loans Program.  The Company will continue to monitor developments concerning the Legacy Loans Program.

Cover Page

9.                                       Please note that only the names of the lead or managing underwriters should appear on the cover page. Please confirm that you will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.

Response:  The Company acknowledges the staff’s comment and confirms that it will not include the names of the underwriters in the syndicate on the cover page of the Prospectus.

Our Manager and its Operating Platform, page 2

10.                                 In the third paragraph, you refer to your platform as “high touch.” Here or elsewhere where appropriate, please expand your disclosure to explain this phrase.

Response:  The referenced disclosure has been revised on page 2 and elsewhere in the Prospectus where appropriate to reflect the staff’s comment.

11.                                 You state in the fourth paragraph that your senior management team brings over 250 years of experience in the residential mortgage industry. Please do not aggregate the experience of your senior management team. Please revise your disclosure here and elsewhere throughout the prospectus.

Response:  The referenced disclosure has been revised on page 2 and elsewhere in the Prospectus where appropriate to reflect the staff’s comment.

Current Market Opportunities, page 2

12.                                 Please provide us with support for your belief that “more than $1 trillion of [non-performing and sub-performing residential mortgage loans] are troubled.” Similarly, please provide support for your estimate that “the FDIC held more than $3 billion in residential mortgage loans from failed depository institutions.”

Response:  The Company has provided support for the assertion regarding the “more than $1 trillion of [non-performing and sub-performing residential mortgage loans]” supplementally with this letter. The Company plans to update, as of a more recent date, its estimate of the amount of residential mortgage loans from failed depository institutions held by the FDIC, and will provide support for such updated assertion with the filing of the subsequent amendment to the Registration Statement.

Target Asset Class, page 7

13.                                 In this section and in your “Use of Proceeds” section, please provide your anticipated holdings in each target asset class.

Response:  Based on current market conditions, the Company’s primary focus initially will be on distressed mortgage loans and, to a lesser extent, on other mortgage-related assets. As market conditions improve, the Company’s focus will expand to include other types of assets in its targeted asset classes.  At all times, the Company will seek to take advantage of attractive investment opportunities that may arise in its targeted asset classes.  The relevant disclosure has been revised on pages 7 and 74 and elsewhere in the Prospectus where appropriate.

Our Financing and Hedging Strategy, page 7

14.           We note that you intend to employ prudent leverage to finance your investments but that you anticipate initially utilizing limited leverage. Please revise your disclosure to quantify the amount of leverage that your manager considers to be “prudent” and “limited” along with the maximum amount you expect to utilize. We also note your disclosure on page 32 that your governing documents contain no limitation on the amount of debt you may incur. Please revise here and elsewhere as appropriate to disclose that there is no limitation on the amount of leverage you may utilize.

Response:  Due to current market conditions and the unpredictability of future borrowing environments, at this time the Company is only able to quantify the leverage it expects could be available for acquisitions of mortgage assets from the Federal Deposit Insurance Corporation as receiver for failed depository institutions.  The referenced disclosure has been revised on page 8 to reflect this.  As described in the Prospectus, the Company is not required to maintain any specific debt-to-equity ratio and believes the appropriate leverage for the particular assets it may finance depends on, among other things, the credit quality and risk of such assets.

Summary Risk Factors, page 8

15.           Refer to the last paragraph on page 16 and to your risk factor disclosure on page 25. We note that because of the fee structure, PLS may have the incentive to avoid making modifications on your mortgage loans. Since modifications of such loans appears to be so essential to your overall strategy (as described on page 98 and elsewhere in the prospectus), please highlight in your summary risk factors the risk that PLS may avoid making such modifications.

Response:  The requested disclosure has been added or revised to page 9 and elsewhere in the Prospectus, as appropriate, to reflect the staff’s comment, and to properly reflect the risk to the Company.

Our Relationship with our Manager and Servicer, page 11

16.           In your fee table, please revise the base management fee to state when the fee is payable. We note that it is calculated quarterly.

Response:  The referenced disclosure has been revised on page 13 and elsewhere in the Prospectus where appropriate to reflect the staff’s comment.

17.           In the incentive fee portion of the table, we note your example that shows that net income will be offset by past net losses. Please confirm, if true, that net income will not be offset by future net losses, even though the fee is payable in arrears. For example, if you have net income in one quarter (Q1) followed by a net loss the next quarter (Q2), clarify whether you will still pay an incentive fee for Q1.

Response:  The Company confirms that net income will not be offset by future net losses, even though the fee is payable in arrears.

18.           Refer to your disclosure regarding the loan servicing fee to PLS. You state that you will pay PLS “customary” market-based servicing fees. But on page 16, you disclose that PLS will be entitled to a servicing fee that is calculated, in part, as a percentage of the unpaid principal balance of your mortgage loan portfolio. Please reconcile. If you intend to pay a fee based on the percentage of unpaid principal, please disclose the actual percentage.

Response:  The referenced disclosure has been revised beginning on page 14 and elsewhere in the Prospectus where appropriate to reflect the terms of the loan servicing agreement.

19.           In the expense reimbursement portion of the fee table, please describe the “certain organizational and operational expenses” for which PCM and PLS will be reimbursed and state whether reimbursement amounts will include reimbursement for personnel.

Response:  The requested disclosure has been added to page 15 and elsewhere in the Prospectus as appropriate to reflect the staff’s comment.

Concurrent Offering; Direct Offering, page 15

20.           Please explain in greater detail how your direct offering will work, including, for example, whether any current investor in the PennyMac funds is eligible to participate. Please state whether you plan to register these securities or whether you plan to rely upon an exemption.

Response:  The direct offering (the “Direct Offering”) will consist of a public offering of the Company’s common shares made pursuant to the Registration Statement directly by the Company to the current investors in the PennyMac funds at a price per share equal to the initial public offering price per share in the underwritten offering.  PennyMac determined that it would be appropriate and fair to allow investors in the PennyMac funds the opportunity to invest in the Company instead of further investing in the PennyMac funds to the extent those investors found this to be a more attractive option in light of such investor’s own circumstances.  As a result, investors in the PennyMac funds that choose to participate in the Direct Offering will be permitted to reduce their undrawn capital commitments to the PennyMac funds by the amount of their purchases in the Direct Offering. The Company intends that a portion of the $750 million proposed maximum aggregate offering price of common shares registered pursuant to the Registration Statement will be available for purposes of the Direct Offering.  Offers to investors in the PennyMac funds in connection with the Direct Offering will be made pursuant to the Prospectus.  Additional disclosure has been added to page 175 in the “Underwriting” section to reflect this.  As noted in the Prospectus, the closing of the Direct Offering is expected to occur on the same day as the underwritten offering, and is contingent upon the completion of the underwritten offering. The underwritten offering is not contingent upon the closing of the direct offering.

Conflicts of Interest, page 15

21.           Please also include in this section, to the extent applicable, any potential conflicts related to your plans to invest in BlackRock-sponsored funds prior to the full investment of offering proceeds (we note your related disclosure on page 7), as well as your potential transactions with BlackRock or Highfields Capital or their affiliates (which you discuss on page 27). Please include this disclosure here and in the related section on page 104. In addition, please revise the “Certain Relationships and Related Transactions” section on page 129 to include these transactions, as applicable.

Response: The requested disclosure has been added or revised throughout the Prospectus, as applicable, to reflect the staff’s comment.

We may invest in credit default swaps..., page 50

22.           On page 83, you state that derivatives will be used for hedging purposes rather than speculation. However, it appears from your disclosure in this section that you do plan to use them for speculation. Please revise or advise.

Response: The referenced disclosure has been revised on page 51 to reflect the staff’s comment.

Use of Proceeds

23.           We note the delays in implementing the Legacy Loans Program. Please discuss how this affects your use of proceeds. For example, how long will the company hold such funds in short-term securities and how could this affect your anticipated holdings in each target asset class? Please revise accordingly.

Response: As noted in our response to comment 8, the Prospectus has been revised throughout to reflect basic changes to the Company’s current market opportunities, investment strategies and financing strategies resulting from the announcements concerning the Legacy Loans Program.  The Company believes that it will have ample opportunities for investment in accordance with its revised current market opportunities and investment strategies and is not anticipating a longer time period for the investments of the proceeds from the offering.  The Company also does not expect any change in its anticipated holdings.  It believes that the evolution of the Legacy Loans Program may in fact reduce competition for portfolios of distressed mortgage loans from opportunistic inventors (as opposed to dedicated investors) that may reduce or eliminate their allocations to distressed mortgage loans.

24.           Please describe in greater detail the short-term funds that the company may invest in prior to the full investment of the offering proceeds. Please also include in the risk factors section any material risks related to these investments.

Response:  The referenced disclosure has been revised on page 74 and elsewhere in the Prospectus where appropriate to indicate that the short-term funds would be money market funds.

Distribution Policy, page 74

25.           We note that you may fund your distributions out of offering proceeds. Please add risk factor disclosure to address the related risks, specifically the effect it would have on cash available for investing purposes and for distribution purposes, as well as the potential dilution effects. In addition, please state that funding dividends using offering proceeds could constitute a return of capital, which would have the effect of reducing the shareholder’s basis in your stock.

Response: An additional risk factor captioned “We may use a portion of the net proceeds from our offerings to make quarterly distributions, which would, among other things, reduce our cash available for investing” has been added to page 59 to reflect the staff’s comment. Similar disclosure has been added on page 75 under “Distribution Policy.”

Current Market Opportunities, page 87

26.           We note your disclosure in the “Targeted Asset Classes” section that the company intends to invest in residential mortgage-backed securities and other mortgage-backed securities. Please revise this section and “Our Investment Strategy” and “Prospectus Summary” sections to discuss how the company intends to purchase these investments.

Response:  The referenced disclosure has been revised on page 94 and elsewhere in the Prospectus where appropriate to reflect the staff’s comment.

27.           Please disclose whether the company intends to participate in the Legacy Securities Program. If so, please describe this program and discuss its status. Also revise “Our Investment Strategy” and “Prospectus Summary” sections accordingly.

Response:  The Company does not currently intend to participate in the Legacy Securities Program. We have added disclosure to that effect on page 8 under “Prospectus Summary – Our Financing and Hedging Strategy” and elsewhere in the Prospectus where appropriate.

PennyMac’s “high touch” borrower focus aligns our investors with those of the borrowers, page 90

28.                                 Please disclose how the current status of the Legacy Loans Program affects PennyMac’s “high touch” strategy. Also discuss how this strategy will be implemented if the company purchases residential-mortgage backed securities and other mortgage-backed securities.

Response:  The Company’s focus under current market conditions continues to be on distressed mortgage loans, despite the recent announcements concerning the Legacy Loans Program.  The “high touch” strategy was not tied to participation in the Legacy Loans Program in the form that it was previously announced.  The caption referenced in the staff’s comment has been revised on pages 91 and elsewhere in the Prospectus where appropriate in accordance with the staff’s comment to clarify that the “high touch” strategy is limited to residential mortgage loans.

Our Investment Strategy, page 91

29.                                 We note your disclosure on page 92 that you anticipate those banks that were determined by “stress tests” conducted by the U.S. Treasury “to be undercapitalized ... may be pressured to dispose of some or all of their troubled loan portfolio through the Legacy Loans Program, which could make significant quantities of these assets available to us at attractive prices.”  Please revise this disclosure in light of recent statements by the FDIC on the status of the Legacy Loans Program or advise us why such revision is not necessary.

Response:  The referenced disclosure on page 92 and elsewhere in the Prospectus has been deleted and replaced with updated language.

30.                                 Please update the disclosure on page 94 that “the FDIC will conduct the first auction under the Legacy Loans Program in June 2009.”

Response:  The referenced disclosure has been deleted from page 94 and replaced with updated language.

Special servicing with an alignment of interests, page 91

31.                                 Please expand your disclosure here or elsewhere where appropriate to explain in greater detail you manager’s expertise and experience in rehabilitating distressed mortgage loans.

Response: The referenced disclosure has been expanded on page 91 to reflect the staff’s comment.

Targeted Asset Classes, page 95

32.                                 Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

Response:  The requested disclosure has been added to page 95 to reflect the staff’s comment.

Valuation and Acquisition page 96

33.                                 Please tell us whether the BlackRock Solutions platform will be used for your business. If not, please remove this reference.

Response: The referenced disclosure has been revised on page 96 in accordance with the staff’s comment.

Historical Performance, page 101

34.                                 Please advise us whether the two PennyMac funds have similar investment objectives as to those of the registrant. Please include in your explanation the types of investments that the PennyMac funds hold and how that compares to your target asset allocation.

Response:  As indicated in the Prospectus on page 90, the investment objectives and policies of the PennyMac funds are substantially similar to those of the Company.  The requested disclosure concerning the types of investments held by the PennyMac funds has been added to page 101 to reflect the staff’s comment.

35.                                 We note that investors in the PennyMac funds will be permitted to reduce their undrawn capital commitments in the PennyMac funds by the amount of their purchase in the direct offering. Please discuss the impact on the pro rata allocation of investment opportunities, which you discuss on page 104.

Response:  To the extent PennyMac fund investors purchase shares in the Company and have their undrawn capital commitments in the PennyMac fund reduced, the ratio of the pro rata allocation will change accordingly.

Conflicts of Interest, page 103

36.                                 We note from your disclosure on page 27 that you may enter into transactions with affiliated entities. Please disclose whether you have any investment or diligence policies that apply to such affiliated transactions.

Response:  The requested disclosure has been added to page 106 to reflect the staff’s comment.

Management Agreement, page 115

37.                                 Refer to the first bullet point. Please disclose how often the periodic review of investment policies and allocation policy will take place.

Response:  The requested disclosure has been added to page 115 to reflect the staff’s comment.

Description of Shares of Beneficial Interest, page 132

38.                                 We note your statement that the following summary description of your shares of beneficial interest does not purport to be complete and is subject to and qualified in its entirety by reference to MRL and your charter and your bylaws. Please note that a summary should highlight all the material provisions and should not be subject to information outside of the prospectus. Please revise accordingly.

Response:  The referenced disclosure has been revised on page 132 to reflect the staff’s comment.

Underwriting, page 170

39.                                 Please provide more detailed disclosure regarding the services provided to you or your affiliates by any managing underwriter.

Response:  The referenced disclosure has been revised on page 173 to reflect the staff’s comment. The Company is continuing to review its relationships with the managing underwriters and will provide any additional information regarding these relationships prior to or with the filing of the subsequent amendment to the Registration Statement.

Note 3 - Significant Accounting Policies

Organization and Offering Costs, page F-5

40.                                 We note your disclosure on page 14 which states that PCM and PLS will be entitled to reimbursement of certain organizational and operating expenses, including third-party expenses, incurred on your behalf. Please tell us and disclose the conditions for reimbursement, if any, for organization and offering costs and whether any such costs have been incurred on your behalf. Please disclose any material amounts that were incurred subsequent to the balance sheet date as a subsequent event. Also expand your disclosure to include your policy for offering costs.

Response:  The only condition for reimbursement is the closing of the offering and, as a result, there are effectively no conditions from a prospective investor’s perspective.  The Registration Statement has been revised on page F-5 to reflect the staff’s comments concerning the subsequent event and offering costs.

Item 36. Financial Statements and Exhibits, page II-3

41.                                 Please file the exhibits, including the legal and tax opinions, with your next amendment or provide drafts for us to review. We must review the exhibits before we declare the registration statement effective and we may have comments.

Response:  The Company acknowledges the staff’s comment.  The forms of the legal and tax opinions have been filed as exhibits to Amendment No. 1.

*              *              *              *              *

We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments.  Please direct any further communications relating to this filing to the undersigned at (212) 839-5374 or Edward J. Fine at (212) 839-5395.

Very truly yours,

/s/ J. Gerard Cummins
J. Gerard Cummins

Enclosures

cc:   Jonathan Wiggins

Dan Gordon

Angela McHale

Jeff Grogin